HANNY HANNY HOLDINGS LIMITED 82-03638
VISIONS AHEAD 錦興集團有限公司
(Incorporated in Bermuda with limited liability)

Date: 28 November 2006

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.


06019095

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement of the Company dated 27 November 2006 regarding the dispatch of response document of the Company for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl.

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 275)

DESPATCH OF RESPONSE DOCUMENT RELATING TO MANDATORY CONDITIONAL CASH OFFERS FOR THE SHARES AND CONVERTIBLE BONDS OF HANNY

On 27 November 2006, Hanny despatched the Response Document to the Hanny Shareholders and holders of the Convertible Bonds which contains, among other things, (i) the advice of the Independent Hanny Board Committee; (ii) the opinion of Hercules Capital Limited, the independent financial adviser to the Independent Hanny Board Committee; and (iii) the unaudited pro forma balance sheet of the Hanny Group with its basis of preparation.

Hanny Shareholders and holders of the Convertible Bonds are urged to read carefully the aforesaid advice, opinion, financial information of the Hanny Group and other information contained in the Response Document before deciding whether to accept or reject the Offers.

The board of directors (the "Board") of Hanny Holdings Limited ("Hanny") refers to the joint announcement dated 1 September 2006 (the "Announcement") issued by Hanny and ITC Corporation Limited in relation to, among other things, the Offers being made by Kingston Securities Limited for and on behalf of Famex Investment Limited to acquire all the issued shares and outstanding convertible bonds of Hanny (other than those already owned or agreed to be acquired by Famex Investment Limited and parties acting in concert with it (except Cobbleford Limited)). Unless otherwise defined, capitalised terms used herein shall have the same meanings as those defined in the Announcement.

DESPATCH OF RESPONSE DOCUMENT

On 27 November 2006, Hanny despatched a response document (the "Response Document") in relation to the Offers to the Hanny Shareholders and holders of the Convertible Bonds. The Response Document contains, among other things, (i) the advice of the Independent Hanny Board Committee; (ii) the opinion of Hercules Capital Limited, the independent financial adviser to the Independent Hanny Board Committee; and (iii) the unaudited pro forma balance sheet of the Hanny Group with its basis of preparation. Hanny Shareholders and holders of the Convertible Bonds are urged to read carefully the aforesaid advice, opinion, financial information of the Hanny Group and other information contained in the Response Document before deciding whether to accept or reject the Offers.

TIMING IN RELATION TO THE OFFERS

Hanny Shareholders and holders of the Convertible Bonds are reminded that, unless otherwise extended or revised by the Offeror, the Offers will remain open for acceptance until 4:00 p.m. on Monday, 11 December 2006.

CAUTION

Hanny Shareholders, holders of the Convertible Bonds and investors are advised to exercise caution in dealing in the securities of Hanny.

As at the date of this announcement, the Hanny Directors are as follows:

Executive Hanny Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Hanny Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

On behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 27 November 2006

The Hanny Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

寄發有關錦興股份及可兌換債券之強制性有條件現金收購建議之回應文件

於二零零六年十一月二十七日，錦興向錦興股東及可兌換債券持有人寄發載有(其中包括)(i)錦興獨立董事委員會之建議；(ii)錦興獨立董事委員會之獨立財務顧問凱利融資有限公司之意見；及(iii)錦興集團未經審核備考資產負債表連同其編製基準之回應文件。

錦興股東及可兌換債券持有人在決定是否接納或拒絕收購建議前，務請細閱上述建議、意見、錦興集團財務資料及回應文件所載之其他資料。

錦興集團有限公司(「錦興」)董事會(「董事會」)茲提述由錦興及德祥企業集團有限公司刊發日期為二零零六年九月一日之聯合公佈(「該公佈」)，乃有關(其中包括)金利豐證券有限公司代表其威投資有限公司提出之收購建議，以收購錦興所有已發行股份及尚未償還可兌換債券(其威投資有限公司及其一致行動人士已擁有或同意將予收購者除外，惟不包括Cobbleford Limited)。除非文義另有所指，本公佈所採用之詞彙與該公佈所界定者具有相同涵義。

寄發回應文件

於二零零六年十一月二十七日，錦興向錦興股東及可兌換債券持有人寄發有關收購建議之回應文件(「回應文件」)。回應文件載有(其中包括)(i)錦興獨立董事委員會之建議；(ii)錦興獨立董事委員會之獨立財務顧問凱利融資有限公司之意見；及(iii)錦興集團未經審核備考資產負債表連同其編製基準。錦興股東及可兌換債券持有人在決定是否接納或拒絕收購建議前，務請細閱上述建議、意見、錦興集團財務資料及回應文件所載之其他資料。

有關收購建議之時間表

錦興股東及可兌換債券持有人務請注意，除非獲要約人延期或修訂，否則收購建議將繼續公開接納直至二零零六年十二月十一日星期一下午四時正為止。

注意

錦興股東、可兌換債券持有人及投資者在買賣錦興證券時務須審慎行事。

於本公佈日期，錦興董事如下：

錦興執行董事：
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

錦興獨立非執行董事：
郭嘉立先生
黃景霖先生
冼志輝先生

代表董事會
錦興集團有限公司
主席
陳國強博士

香港，二零零六年十一月二十七日

錦興董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實，導致本公佈所載之任何聲明有所誤導。

* 僅供識別